OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

NACCO INDUSTRIES, INC.
(Name of Issuer)
Class A Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)
629579 10 3
(CUSIP Number)
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	629579 10 3

1	NAMES OF REPORTING PERSONS: Thomas E. Taplin

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	5	SOLE VOTING POWER:

NUMBER OF		390,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		390,000

WITH:	8	SHARED DISPOSITIVE POWER:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	390,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.88%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1.
(a)	Name of Issuer: NACCO Industries, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

5875 Landerbrook Drive Mayfield Heights, Ohio 44124-4017
Item 2.
(a)	Name of Person Filing: Thomas E. Taplin

(b)	Address of Principal Business Office or, if none, Residence:

950 South Cherry Street, #506 Denver, CO 80246

(c)	Citizenship: USA

(d)	Title of Class of Securities: Class A Common Stock, Par Value $1.00 Per Share

(e)	CUSIP Number: 629579 10 3
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or (13d-2(b), check whether the person filing is a:
(a)	Broker or Dealer registered under section 15 of the Act

(b)	Bank as defined in section 3(a)(6) of the Act

(c)	Insurance Company as defined in section 3(a)(19) of the Act

(d)	Investment Company registered under section 8 of the Investment Company Act

(e)	Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f)	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see #240.13d-1(b)(1)(ii)(F)

(g)	Parent Holding Company, in accordance with #240.13d-1(b)(ii)(G) (Note: See Item 7)

(h)	Group, in accordance with #240.13d-1(b)(1)(ii)(H)
Item 4. Ownership
     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.
(a)	Amount Beneficially Owned: 390,000

(b)	Percent of Class: 5.88%

(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote 390,000

(ii)	shared power to vote or to direct the vote

(iii)	sole power to dispose or to direct the disposition of 390,000

(iv)	shared power to dispose or to direct the disposition of
Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(I).
Item 5. Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ___.
Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person
     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.
Item 8. Identification and Classification of Members of the Group
     If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.
Item 9. Notice of Dissolution of Group
     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.
Item 10. Certification
     The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 16, 2007

Date
/s/ Thomas E. Taplin

Signature
Thomas E. Taplin

Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
     Note: Six copies of this statement, including all exhibits, should be filed with the Commission.
     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).